TYPE:  425
SEQUENCE:  1
DESCRIPTION:  FILING OF COMMUNICATION

                    Filed by General Motors Corporation (GM)
                    Subject Company - General Motors Corporation
                    Pursuant to Rule 425 under the Securities Act of 1933 File No. 333-30826

The following communication contains forward-looking statements within the meaning of the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. Reference made in the following is based on management's current expectations or beliefs and is subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.

The principal risk factors that may cause actual results to differ materially from those expressed in forward-looking statements contained in this communication are described in various documents filed by GM with the U.S. Securities and Exchange Commission (SEC), including GM's Annual Report on Form 10-K for the year ended December 31, 1999.

                                * * * * * * * * *

The following is a revised GM press release issued on May 22, 2000:

                  GM ANNOUNCES REVISION OF PRELIMINARY RESULTS


DETROIT -- General Motors Corp. (NYSE: GM, GMH) announced a revision to the tabulation announced earlier today of the preliminary results of its exchange offer of GM Class H common stock for outstanding shares of GM $1-2/3 par value common stock. The exchange offer expired on May 19, 2000.

      As revised, approximately 344.8 million shares of GM $1-2/3 stock were tendered in the exchange offer, about 9.0 million more than previously announced. Based on the revised preliminary results, the proration factor for tenders, other than by odd-lot holders, will be approximately 23.9 percent, rather than 25.1 percent as previously announced.

      GM plans to announce the final results of the exchange offer, including the final proration factor, on Friday, May 26, 2000.

      GM has filed a final Registration Statement on Form S-4, including a final prospectus, regarding the exchange offer referred to above and has filed other documents with the SEC which contain related important information, all of which investors are advised to read. Holders of GM $1-2/3 common stock may obtain a free copy of the final prospectus and other documents filed by General Motors at the SEC's website at www.sec.gov, at GM's website at www.gm.com, or from General Motors by directing such request in writing or by telephone to: GM Fulfillment Center, 30200 Stephenson Hwy. (MC 480-000-FC1), Madison Heights, Mich. 48071, telephone: (313) 667-1500, menu option #2. Inquiries from the news media should be directed to GM Communications at (212) 418-6380.

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